Exhibit 99.1

Obsidian Energy Announces Voting Results from the 2025 Annual and Special Meeting of Shareholders

•
New corporate presentation and management webcast available for replay on website

CALGARY, May 7, 2025 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that at our annual and special meeting of shareholders held on May 7, 2025, Obsidian Energy's shareholders approved all resolutions outlined in the Notice of 2025 Annual and Special Meeting and Management Proxy Circular dated March 15, 2025 (the “Information Circular”), which is available on SEDAR at www.sedarplus.ca, on EDGAR at www.sec.gov, and on Obsidian Energy’s website at www.obsidianenergy.com.

1.
Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed as auditor of the Company for the ensuing year.

2.
Election of Directors

By resolutions passed by ballot vote, the following seven nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
Shani Bosman	24,807,037	84.0%	4,711,630	16.0%
John Brydson	25,745,947	87.2%	3,772,720	12.8%
Raymond D. Crossley	27,281,728	92.4%	2,236,939	7.6%
Michael J. Faust	25,942,964	87.9%	3,575,703	12.1%
Edward H. Kernaghan	25,852,852	87.6%	3,665,815	12.4%
Stephen Loukas	27,629,002	93.6%	1,889,665	6.4%
Gordon Ritchie	27,826,897	94.3%	1,691,770	5.7%

3.
Non-Binding Advisory Vote on the Corporation's Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
23,678,703	80.2%	5,839,964	19.8%

NEW CORPORATE PRESENTATION AND WEBCAST

Today, Obsidian Energy’s management team provided a corporate update and question-and-answer session through a live webcast presentation on the Internet (the “Presentation”) for investors, shareholders and stakeholders. The associated updated corporate presentation was posted to our website, and the full webcast Presentation is available for replay either through our website or directly at the webcast portal.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com